

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

March 4, 2008

Mr. Victor Tong
President
PacificNet, Inc.
23/F, Tower A, Timecourt
No. 6 Shugang Xili
Chaoyang District
Beijing, China 100028

> **RE:** **PacificNet, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007, June 30, 2007 and**
> **September 30, 2007**
> **File No. 000-24985**

Dear Mr. Tong:

We have reviewed your supplemental response letter dated January 23, 2008 as well as the above referenced filings and are issuing this letter to memorialize the following comments issued orally to the company on February 19, 2008. As noted in our comment letter dated September 5, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K/A for the Fiscal Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-2

1.   Your auditor's report appears to only cover the financial statements for the years ended December 31, 2005 and December 31, 2006. Please have your auditor revise their report to cover all of the periods presented in your filing, including the consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2004.

Form 10-Q/A for the Fiscal Quarter Ended March 31, 2007

8. Convertible Debentures, page 12

2.   We note your response to comment 1. The convertible debenture and related warrants remained outstanding upon the adoption of FSP EITF 00-19-2 on January 1, 2007. The FSP states that for registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of the FSP and that continue to be outstanding at the beginning of the period of adoption, transition shall be achieved by reporting a change in accounting principle through a cumulative-effect adjustment to the opening balance of retained earnings, or other appropriate components of equity or net assets in the statement of financial position, as of the first interim period for the fiscal year in which this FSP is initially applied. Therefore it is unclear why you did not revise your accounting to comply with the FSP upon adoption on January 1, 2007. Please revise your financial statements to record the adoption of FSP EITF 00-19-2 as of January 1, 2007, or advise us.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Tara Wright, Loeb & Loeb LLP
      Via Facsimile: (212) 859-7354